Exhibit 99.1

FOR IMMEDIATE RELEASE

Sundial Growers to Acquire

Alcanna Inc.

CALGARY, AB (October 7, 2021) — Sundial Growers Inc. (NASDAQ: SNDL) (“Sundial” or the “Company”) is pleased to announce today that it has entered into an arrangement agreement (the “Agreement”) with Alcanna Inc. (TSX: CLIQ) (“Alcanna”) pursuant to which Sundial will acquire all of the issued and outstanding common shares of Alcanna (“Alcanna Shares”) by way of a statutory plan of arrangement for total consideration of approximately $346 million (the “Transaction”). For more information on the announcement, a presentation deck can be found here.

With over 25 years of experience in retailing regulated products, Alcanna is Canada’s largest private liquor retailer, operating 171 locations predominantly in Alberta under its three retail brands “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna’s strategic partner, in which it holds an approximately 63% equity interest, Nova Cannabis Inc. (TSX: NOVC) (“Nova”), is one of Canada’s largest cannabis retailers offering a wide range of high-quality cannabis products at value prices. Nova currently operates 62 stores across Alberta, Saskatchewan and Ontario primarily under the “Value Buds” and “Nova Cannabis” banners.

KEY TRANSACTION HIGHLIGHTS

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Improved cash flow profile with expansion into liquor: Alcanna’s longstanding liquor business provides Sundial with stable cash generation through a mature and proven business model with trailing twelve months free cash flow of $16.4 million on a built-out retail platform.

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Enhanced exposure with investment in Nova, a publicly listed, pure-play cannabis retail operator: Sundial’s current retail network combined with Nova’s store count implies that the combined company will be a Canadian cannabis retail market leader with more than 170 locations. This network strengthens Sundial’s position as a partner to the industry and represents a critical route to market for Canadian licensed producers.

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Synergies from a larger retail operation: The robust corporate support function at Alcanna is expected to supplement Sundial’s Spiritleaf retail operations. It is estimated that the transaction will deliver more than $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.

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Alcanna shareholders to participate in and help create the future of Sundial: Alcanna shareholders are to receive Sundial common shares in an all-stock transaction. The transaction will provide Alcanna shareholders with exposure to Sundial’s core cannabis operations in Canada and investment operations focused on deploying capital within the cannabis sector through its joint venture in SunStream Bancorp Inc. Beyond improved liquidity and the ability to position for further retail expansion, Sundial’s balance sheet strength provides a unique opportunity for Alcanna shareholders to participate in investment growth in the regulated product sector.

“This made-in-Alberta transaction allows Sundial to further its mission to own the customer relationship and deliver sustainable value to shareholders,” said Zach George, Chief Executive Officer of Sundial. “Alcanna’s value-focused model in liquor retailing has created market stability and we believe that the replication of this playbook in cannabis has strong potential to drive a similar result. We intend to position all of our retail exposure for profitability and strive to work with Canadian licensed producers in order to delight consumers with quality cannabis products.”

“We believe this agreement is a testament to the value created by everyone at Alcanna and will be beneficial to all of our stakeholders,” said James Burns, Vice Chair and Chief Executive Officer of Alcanna. “We have been successful at achieving customer loyalty, and operating at levels of efficiency that are industry-leading and Sundial will provide great opportunities as a larger and significantly more liquid company. We look forward to working with Sundial to complete this transaction.”

Under the terms of the Agreement, Alcanna’s shareholders will receive, for each Alcanna common share held, 10.69 common shares of Sundial (each whole share, a “Sundial Share”) (based on the trailing 10-day volume-weighted average price (“VWAP”) of the Sundial Shares on the NASDAQ Capital Market prior to the date of this press release), representing a deemed value of $9.12 per Alcanna Share. The purchase price of $9.12 per Alcanna Share represents a premium of 39% to the 10-day VWAP of the Alcanna Shares on the Toronto Stock Exchange (the “TSX”) preceding the signing of the parties’ non-binding letter of intent on September 1, 2021 and a premium of 23% to the 10-day VWAP of the Alcanna Shares on the TSX preceding the September 15, 2021 press release regarding recent trading activity (unaffected date). The Transaction has been unanimously approved by the boards of directors of Sundial and Alcanna and is expected to close in December 2021 or in the first quarter of 2022.

TRANSACTION DETAILS

The Transaction will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act, pursuant to which Sundial will acquire all of the issued and outstanding Alcanna Shares. The implementation of the Transaction will be subject to the approval of at least two thirds of the Alcanna Shares voted by Alcanna shareholders, as well as requisite majority of the minority approval under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, at a special meeting expected to be convened by Alcanna in December 2021 (the “Meeting”), and the receipt of applicable orders from the Court of Queen’s Bench of Alberta and applicable regulatory approvals, including under the Competition Act (Canada) and the applicable provincial liquor and cannabis regulators.

The Agreement provides for, among other things, customary support and non-solicitation covenants from Alcanna, including customary “fiduciary out” provisions that allow Alcanna to accept a superior proposal in certain circumstances and a five-business day “right to match period” in favour of Sundial. The Agreement also provides for the payment of a termination fee of $10 million payable to Sundial by Alcanna in the event the Transaction is terminated in certain specified circumstances.

All directors and executive officers of Alcanna, who own common shares of Alcanna, as well as certain other shareholders collectively holding approximately 12% of the Alcanna Shares, have entered into voting support agreements with Sundial pursuant to which, among other things, the parties have agreed to vote their Alcanna Shares in favour of the Transaction.

A full description of the Transaction will be set forth in the management information circular of Alcanna, which will be mailed to Alcanna shareholders in connection with the Meeting, and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Alcanna’s profile at www.sedar.com.

None of the securities to be issued pursuant to the Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ALCANNA BOARD APPROVAL

Alcanna’s board of directors has unanimously approved the Transaction after receiving the unanimous recommendation of a special committee of Alcanna directors (the “Special Committee”). Alcanna’s board of directors has unanimously resolved to recommend that the shareholders of Alcanna vote in favour of the Transaction.

Paradigm Capital Inc. has provided a fairness opinion to the board of directors of Alcanna that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Alcanna shareholders pursuant to the Transaction is fair from a financial point of view to Alcanna’s shareholders.

ADVISORS

ATB Capital Markets Inc. is acting as financial advisor to Sundial. McCarthy Tétrault LLP is acting as legal counsel to Sundial.

Cormark Securities Inc. is acting as financial advisor and Clark Wilson LLP is acting as legal counsel to the special committee of Alcanna, and Bennett Jones LLP is acting as legal counsel to Alcanna.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with common shares traded on Nasdaq under the symbol “SNDL”. Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our ‘craft-at-scale’ modular growing approach, award-winning genetics and experienced growers set us apart. Our Canadian operations cultivate small-batch cannabis using an individualized “room” approach, with 448,000 square feet of total available space. Sundial’s brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences. We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB. For more information on Sundial, please go to www.sndlgroup.com.

ABOUT ALCANNA INC.

Alcanna is one of the largest private sector retailers of alcohol in North America and the largest in Canada by number of stores – operating 171 locations in Alberta and British Columbia. Alcanna’s strategic partner, Nova Cannabis Inc. (TSX: NOVC), also operates 62 cannabis retail stores in Alberta, Ontario and Saskatchewan.

Additional Information

Further information regarding the Transaction will be contained in an information circular that Alcanna will prepare and mail to its shareholders in connection with the Meeting. Investors and securityholders are urged to read the information circular once it becomes available, as it will contain important information concerning the Transaction. Investors and securityholders may obtain a copy of the Agreement, information circular and other meeting materials when they become available at www.sedar.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information is typically, but not always, identified by the use of words such as “will”, “expected”, “projected”, “to be” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the completion of the Transaction on the current terms thereof; the expected closing of the Transaction in the fourth quarter of 2021; the market value of the consideration to be received by Alcanna’s shareholders; the combined company and its focus going forward; the anticipated benefits associated with the Transaction; the Meeting expected to take place in December 2021; and Sundial’s capital base supporting Nova’s expansion and opening up new market opportunities.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the timelines and on the terms currently anticipated; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the anticipated benefits of the Transaction; the business and operations of both Sundial and Alcanna, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; the ability of Alcanna to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; and the receipt by Alcanna of necessary retail liquor and retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although Sundial and Alcanna believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial and Alcanna can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Alcanna and/or Sundial will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Alcanna does not receive the necessary retail liquor or cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Alcanna’s business are contained under the heading “Risk Factors” in Alcanna’s annual information form for the financial year ended December 31, 2020 dated March 25, 2021. Additional information regarding risks and uncertainties relating to Sundial’s business are contained under “Item 3D Risk Factors” in Sundial’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 17, 2021. The forward-looking information included in this news release is made as of the date of this news release. Alcanna and Sundial do not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

For more information:

Sophie Pilon, Corporate Communications

Sundial Growers Inc.

Telephone: 1.587.327.2017

Email: spilon@sundialgrowers.com